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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                     13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 1 )1
                                            ---

                               D.R. Horton, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                  23331A 10 9
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                                (CUSIP Number)

                          Paul W. Buchschacher, Esq.
                               D.R. Horton, Inc.
                        1901 Ascension Blvd., Suite 100
                              Arlington, TX 76006
                                (817) 856-8200
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 4, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                Note:     Schedules filed in paper format shall include a signed
        original and  five copies of the schedule, including all exhibits.   See
        Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)
--------------------------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             SEC 1746 (02-06-98)
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CUSIP No. 23331A 10 9                   13D                    Page 2 of 4 Pages


1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Donald R. Horton

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)   [ ]
          (b)   [ ]


3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

  NUMBER OF SHARES          7.  SOLE VOTING POWER
                                  8,074,693
  BENEFICIALLY OWNED        8.  SHARED VOTING POWER
                                  -0-
  BY EACH REPORTING         9.  SOLE DISPOSITIVE POWER
                                  8,074,693
  PERSON WITH              10.  SHARED VOTING POWER
                                  -0-


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,074,693

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          N/A                                                                [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.9%

14.       TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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     This Amendment No. 1 amends and  supplements  the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 16, 1999 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         At January 10, 2001:

         (a)      Amount Beneficially Owned:  8,074,693

                  Percent  of  Class:    11.9%,  based  upon  67,803,350  Shares
                  outstanding on January 9, 2001 (reflects 9% stock dividend paid on September 29, 2000).

         (b)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:  8,074,693

                  (ii)     Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of: 8,074,693

                  (iv) Shared power to dispose or to direct the disposition of: -0-

         (c) On January 3, 2001, the Reporting Person made a gift of 5,000 Shares to a charity. On January 4, 2001, the Reporting Person sold 1,000,000 Shares at a price of $25.00 per Share in a transaction pursuant to Rule 144 under the Securities Act of 1933.

         (d)      Not Applicable.

         (e)      Not Applicable.
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                           January 10, 2001
                                                     ---------------------------
                                                                 Date


                                                         /s/Donald R. Horton
                                                     ---------------------------
                                                               Signature


                                                           Donald R. Horton
                                                     ---------------------------
                                                                  Name